Exhibit 12.1

Regency Centers Corporation and Regency Centers, L.P. Computation of Ratio of Earnings to Fixed Charges (in thousands)

	For the three months ended	For the years ended
	3/31/2017	2016	2015	2014	2013	2012
Fixed Coverage Ratio:
Add: pre-tax income from continuing operations before adjustment for income or loss from equity investees and noncontrolling interests in consolidated subsidiaries	(30,008)	110,474	128,431	158,823	54,282	37,354
Add: fixed charges	27,205	98,190	113,697	120,963	119,264	120,534
Add: distributed income of equity investees	12,784	50,361	46,646	42,767	45,377	44,809
Subtract: capitalized interest	(1,061)	(3,482)	(6,740)	(7,142)	(6,078)	(3,686)
Subtract: Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	(404)
Subtract: noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	(136)	(301)	(764)	(471)	(323)	(112)

Earnings	8,784	255,242	281,270	314,940	212,522	198,495

Fixed Charge Data:
Interest expensed and capitalized	26,146	94,018	109,602	116,067	113,799	114,198
Amortized premiums, discounts and capitalized expenses related to indebtedness	355	1,355	1,350	1,776	2,887	3,292
Estimate of the interest within rental expense	704	2,817	2,745	3,120	2,577	2,639
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—	404

Total fixed charges	27,440	98,190	113,697	120,963	119,263	120,533

Ratio of earnings to fixed charges	0.3 (1)	2.6	2.5	2.6	1.8	1.6

(1)	The ratio of earnings to fixed charges was deficient for the three months ended March 31, 2017 by $18.4 million in earnings due to additional charges incurred as a result of our merger with Equity One, Inc.